To whom this may concern:  The Company is withdrawing this Correspondence Letter (0001144204-10-022869) because of an error in the letter, another Correspondence Letter was filed with Accession Number 0001144204-10-022879 to replace this letter.

April 29, 2010

Securities and Exchange Commission
Washington, D.C. 20549

RE: Cell-nique Corporation
Form S-1A
Filed April 19, 2010
File No. 333-161413

Gentlemen:

Pursuant to Regulation § 230.460   Distribution of preliminary prospectus and § 230.461   Acceleration of effective date of the Securities Act of 1933, on behalf of Cell-nique Corporation, we hereby request acceleration of the effective date of S-1/A Amendment No. 7 Registration Statement for Cell-nique Corporation to be April 19, 2010.

Very truly yours,

/s/ Dan Ratner
by: Dan Ratner
President, Cell-nique Corporation